Exhibit 1

Pointer Telocation Reports Q2 2014 Financial Results

Highlights

•	First half 2014 revenues of $52.9 million, up 17% year-over-year;

•	Second quarter revenues of $25.9 million, up 11% year-over-year;

•	Second quarter gross profit of $8.6 million, up 12% year-over-year;

•	Second quarter adjusted EBITDA of $3.0 million, up 11% year-over-year;

Rosh HaAyin, Israel August 14th, 2013 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the second quarter and first half of 2014.

Financial Highlights

Revenues: Pointer's revenues for the second quarter of 2014 increased 11% to $25.9 million as compared to $23.2 million in the second quarter of 2013.

International activities for each of the second quarter and for the first half of 2014 accounted for 31% of total revenues, compared to 26% in the same periods in 2013.

Revenues from services in the second quarter of 2014 increased 20% to $17.8 million (69% of revenues) compared to $14.8 million (64% of revenues), in the comparable period of 2013.

For the first half of 2014 revenues from services increased 21% to $35.7 million (67% of revenues) compared to $29.6 million (65% of revenues), in the comparable period of 2014.

Gross Profit: In the second quarter of 2014, gross profit was $8.6 million (33.2% of revenues) compared to $7.6 million (32.9% of revenues) in the second quarter of 2013.

Operating Income: Operating income in the second quarter of 2014 was $1.7 million, approximately the same as in the second quarter of 2013.

Net Income: Pointer recorded net income of $1.0 million, or $0.15 per share, in the second quarter of 2014 compared to $1.3 million, or $0.17 per share, in the second quarter of 2013.

Non-GAAP net income: Pointer recorded Non-GAAP net income of $1.7 million in the second quarter of 2014, approximately the same as in the second quarter of 2013.

Adjusted EBITDA: Pointer’s adjusted EBITDA for the second quarter of 2014 was $3.0 million, an increase of 11% compared to $2.7 million in the second quarter of 2013.

Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented on the results: “Our second quarter results demonstrate continued year over year growth in revenue and EBITDA. It also demonstrates a further shift towards service revenues as a larger part of our overall revenue mix. This is very much in-line with our long-term strategic plan to focus on growing the service segment, which provides a recurring revenue stream on an ongoing monthly basis."

Conference Call Information:

Pointer Telocation's management will host a conference call today, at 9:30 Eastern Time, 16:30 Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From USA: + 1-888-407 2553

From Israel: 03-918-0610

A replay will be available a few hours following the call on the company’s website.

Reconciliation between results on a GAAP and Non-GAAP basis.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and Non-GAAP net income as Non-GAAP financial performance measurements.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, the effects of non-cash stock-based compensation expense, amortization and non-cash impairment of goodwill and intangible assets.

We calculate Non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of Non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and Non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these Non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and Non-GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Pointer Telocation:

Pointer Telocation is a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry . Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Ehud Helft, GK Investor & Public Relations
Tel.; 972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2014	December 31, 2013
	Unaudited

ASSETS

Cash and cash equivalents	$11,790	$3,349
Restricted cash	65	81
Trade receivables	21,356	19,793
Other accounts receivable and prepaid expenses	2,563	2,033
Inventories	6,359	6,038

Total current assets	42,133	31,294

LONG-TERM ASSETS:
Long-term accounts receivable	537	546
Severance pay fund	9,517	9,349
Property and equipment, net	13,438	13,975
Other intangible assets, net	2,471	2,936
Goodwill	55,878	55,127

Total long-term assets	81,841	81,933

Total assets	$123,974	$113,227

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2014	2013
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$8,787	$10,643
Trade payables	14,958	14,793
Deferred revenues and customer advances	8,396	7,753
Other accounts payable and accrued expenses	8,748	10,768

Total current liabilities	40,889	43,957

LONG-TERM LIABILITIES:
Long-term loans from banks	16,776	9,301
Long-term loans from others	1,161	1,301
Deferred taxes and other long-term liabilities	6,596	5,712
Accrued severance pay	10,620	10,317

	35,153	26,631
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,705	3,878
Additional paid-in capital	140,786	120,996
Accumulated other comprehensive loss from transactions with shareholders	(11,368)	-
Accumulated other comprehensive income	1,995	1,456
Accumulated deficit	(86,608)	(89,220)

Total Pointer Telocation Ltd's shareholders' equity	50,510	37,110

Non-controlling interest	(2,578)	5,529

Total equity	47,932	42,639

Total liabilities and equity	$123,974	$113,227

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited
Revenues:
Products	$17,170	$15,816	$8,054	$8,394	$34,662
Services	35,719	29,564	17,820	14,841	63,195

Total revenues	52,889	45,380	25,874	23,235	97,857

Cost of revenues:
Products	10,342	9,198	4,946	4,817	20,763
Services	24,553	21,343	12,344	10,783	45,497

Total cost of revenues	34,895	30,541	17,290	15,600	66,260

Gross profit	17,994	14,839	8,584	7,635	31,597

Operating expenses:
Research and development	1,766	1,470	908	800	3,244
Selling and marketing	5,523	4,894	2,832	2,569	10,398
General and administrative	5,901	4,653	2,944	2,370	10,539
Other expenses	-	-	-	-	403
Amortization of intangible assets	567	510	230	129	967

Total operating expenses	13,757	11,527	6,914	5,868	25,551

Operating income	4,237	3,312	1,670	1,767	6,046
Financial expenses, net	812	598	308	260	1,077
Other income, net	6	7	9	1	3,299

Income before taxes on income	3,431	2,721	1,371	1,508	8,268
Taxes on income	1,014	467	414	303	1,337

Income after taxes on income	2,417	2,254	957	1,205	6,931
Equity in gains of affiliate	-	182	-	70	340

Income from continuing operations	2,417	2,436	957	1,275	7,271

Net income	$2,417	$2,436	$957	$1,275	$7,271

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited

Profit (loss) from continuing operations attributable to:
Equity holders of the parent	2,612	1,778	1,146	971	6,320
Non-controlling interests	(195)	658	(189)	304	951

	2,417	2,436	957	1,275	7,271

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share	$0.36	$0.32	$0.15	$0.17	$1.14

Diluted net earnings (loss) per share	$0.35	$0.32	$0.14	$0.17	$1.10

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited
Cash flows from operating activities:

Net income	$2,417	$2,436	$957	$1,275	$7,271
Adjustments required to reconcile consolidated net income to net cash provided by operating activities:

Depreciation, amortization and impairment	2,475	1,913	1,194	830	4,049
Gain from obtaining control in a subsidiary previously accounted for by the equity method	-	-	-	-	(3,299)
Accrued interest and exchange rate changes of debenture and long-term loans	9	(19)	4	5	21
Accrued severance pay, net	125	(67)	138	(27)	(397)
Gain from sale of property and equipment, net	(97)	(166)	(32)	(98)	(195)
Equity in gains of affiliate	-	(182)	-	(70)	(340)
Amortization of stock-based compensation	175	58	127	25	374
Decrease in restricted cash	16	10	1	5	27
Increase (decrease) in trade receivables, net	(1,705)	(1,478)	378	535	(1,270)
Decrease (increase) in other accounts receivable and prepaid expenses	(629)	(257)	(69)	136	148
Increase in inventories	(217)	(94)	(481)	(59)	(685)
Deferred income taxes	804	432	319	271	1,272
Decrease (increase) in long-term accounts receivable	(9)	32	(50)	9	(4)
Increase (decrease) in trade payables	493	(428)	1,117	(250)	1,290
Increase (decrease) in other accounts payable and accrued expenses	(1,342)	1,259	(988)	(157)	1,449

Net cash provided by operating activities	2,515	3,449	2,615	2,430	9,711

Cash flows from investing activities:
Purchase of property and equipment	(2,248)	(2,436)	(1,094)	(1,409)	(4,663)
Proceeds from sale of property and equipment	867	798	160	128	1,216
Investment and loans/Repayments in affiliate, net	(7,740)	66	-	34	137
Acquisition of subsidiary (a)	-	-	-	-	(3,973)

Net cash used in investing activities	(9,121)	(1,572)	(934)	(1,247)	(7,283)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited
Cash flows from financing activities:
Receipt of long-term loans from banks	12,927	3,681	1,490	2,333	7,127
Repayment of long-term loans from banks	(4,803)	(5,598)	(2,597)	(2,420)	(10,137)
Repayment of long-term loans from others	(366)	-	(251)	-	-
Proceeds from issuance of shares	10,065	-	6	-	7
Short-term bank credit, net	(2,582)	(1,046)	(1,382)	(670)	563
Net cash provided by (used in) financing activities	15,241	(2,963)	(2,734)	(757)	(2,440)
Effect of exchange rate changes on cash and cash equivalents	(194)	(194)	(227)	(351)	(324)
Increase (decrease) in cash and cash equivalents	8,441	(1,280)	(1,280)	75	(336)
Cash and cash equivalents at the beginning of the period	3,349	3,685	13,070	2,330	3,685
Cash and cash equivalents at the end of the period	$11,790	$2,405	$11,790	$2,405	$3,349

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2014	2013	2014	2013	2013
		Unaudited
(a)	Acquisition of subsidiary:

	Working capital (Cash and cash equivalent excluded)	$-	$-	$-	$-	$130
	Property and equipment	-	-	-	-	2,486
	Other intangible assets	-	-	-	-	1,690
	Goodwill	-	-	-	-	4,894
	Long term loans from banks and others	-	-	-	-	(1,342)
	Investment in subsidiary previously accounted for by the equity method	-	-	-	-	(3,885)

		$-	$-	$-	$-	$3,973

(b)	Non cash investing activity:
	Issuance of shares in respect of acquisition of non-controlling interests in subsidiary	11,385	-	-	-	-

		$11,385	$-	$-	$-	$-

- - - - - - -

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to Non-GAAP operating results:

Non-GAAP Net Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited

GAAP Net income as reported	$2,417	$2,436	$957	$1,275	$7,271

Amortization and impairment of intangible assets	567	510	230	129	967
Other expenses of termination costs	-	-	-	-	403
Profit raise from gaining control in subsidiary previously treated by the equity method	-	-	-	-	(3,299)
Stock based compensation expenses	182	58	133	25	374
Non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	708	563	356	315	1,700

Non-GAAP Net income	$3,874	$3,567	$1,676	$1,744	$7,416

Adjusted EBITDA

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited

GAAP Net income as reported:	$2,417	$2,436	$957	$1,275	$7,271

Loss from discontinued operations, net	-	-	-	-	1,077
Financial expenses, net	812	598	307	260	1,337
Tax on income	1,014	467	414	303	(3,299)
Stock based compensation expenses	182	58	133	25	374
Depreciation , amortization and impairment of goodwill and intangible assets	2,475	1,913	1,194	830	4,049

Adjusted EBITDA	$6,900	$5,472	$3,005	$2,693	$10,809